November 14, 2019

Wouter A. Fouche
Chief Executive Officer
UPAY, Inc.
3010 LBJ Freeway, 12th Floor
Dallas, Texas 75234

       Re: UPAY, Inc.
           Registration Statement on Form S-1
           Filed November 7, 2019
           File No. 333-234566

Dear Mr. Fouche:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Frederick M. Lehrer, Esq.